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                          April 12, 2023

       Juan Sagal  s Cantenys
       General Counsel
       Wallbox N.V.
       Carrer del Foc, 68
       Barcelona, Spain 08038

                                                        Re: Wallbox N.V.
                                                            Registration
Statement on Form F-3
                                                            Filed April 4, 2023
                                                            File No. 333-271116

       Dear Juan Sagal  s Cantenys:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Ryan Maierson